

DHX MEDIA ANNOUNCES CPLG MANAGEMENT CHANGE

Maarten Weck named Executive Vice President and Managing Director of CPLG

Halifax, NS – 5 December 2018 – DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM), a global children's content and brands company, is pleased to announce the appointment of Maarten Weck as Executive Vice President and Managing Director of its wholly owned subsidiary, Copyright Promotions Licensing Group (CPLG), one of the world's leading entertainment, sport and brand licensing agencies. Mr. Weck will oversee all global operations of CPLG, effective immediately, reporting to Aaron Ames, Chief Operating Officer, DHX Media.

CPLG, a third-party licensing agency, is renowned in the consumer products industry for managing the licensing and merchandising rights for over 40 brands. CPLG's clients include Nickelodeon, BBC Worldwide, Peanuts, MGM, emoji, Paramount, MGA, Spin Master, Sesame Workshop, Mattel, Line Friends, Ubisoft, Real Madrid and more.

Michael Donovan, Executive Chair and CEO, DHX Media, said: "We continue to implement changes to strengthen every aspect of our global organization, and we are confident that Maarten, with his many years of management experience and deep knowledge of the agency business, is the ideal executive to lead CPLG into its next phase of growth. Maarten has strong relationships with CPLG's clients, as well as the leadership skills to energize the CPLG team going forward."

Maarten Weck added: "I am excited to work with the entire CPLG team in a more expansive capacity to help our clients grow their consumer products businesses worldwide. We have an excellent team in place, strong international partnerships, and a growing portfolio of high-profile clients that positions CPLG well to continue on its path of expansion."

Mr. Weck has been with CPLG for over 13 years and was formerly Managing Director for Northern Europe, the UK, NORDIC, Central and Eastern Europe (CEE) and Benelux territories. Mr. Weck's career began after graduating from Hogeschool van Amsterdam with a degree in Business Economics. Prior to working with CPLG, Mr. Weck held management positions with Memphis Belle, the Cookie Company and Keesing. In these positions, he worked with clients in the book, game, fashion and television industries.

Mr. Weck succeeds Peter Byrne, former CEO of CPLG. We wish to thank Peter for his enthusiasm and commitment to the Company over the past years. We wish him all the best for the future.

DHX Brands, formerly part of Mr. Byrne's mandate, will report to Michael Donovan.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Financial Media: Shaun Smith – Director, Corporate & Trade Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

Trade Media: Aimee Norman at DDA Blueprint PR
aimee@ddablueprint.com
+44 (0) 20 7932 9800

About DHX Media
DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children's content and brands company, recognized for such high-profile properties as *Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

About CPLG
CPLG (www.cplg.com) is one of the world's leading entertainment, sport and brand licensing agencies with offices in the UK, Benelux, Nordics, France, Germany, Italy, Spain, Sweden, Poland, Middle East, Greece & Turkey and the US. Owned by DHX Media (www.dhxmedia.com) a leader in the creation, production and licensing of family entertainment rights, CPLG has more than 40 years of experience in the licensing industry. It provides each of its clients with dedicated licensing and marketing industry professionals and a fully-integrated product development, legal and accounting service. CPLG believe that partnership is about clarity, openness and trust, and is widely known for its no-nonsense, straightforward approach; Expert Common Sense.

Disclaimer

This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding statements regarding management changes and expected associated impacts on the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400